FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Fintech Group Inc. (the "Issuer")

Trading Symbol: PKK

Number of Outstanding Listed Securities: 133,610,341

Date: June 30, 2021

Report on Business

Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

From an operational standpoint, two topics occupied virtually all of the Issuer's attention during the month of June 2021. The first was the 618 Shopping Festival ("618") and the second, the completion of the integration of Issuer's Lending Hub and Gold River platforms to the China UnionPay network.

This year's 618 event broke yet another record as more and more people were introduced to online shopping in the past 18 months due to COVID-19. JD.com alone reported sales of 343B RMB (about CAD$66B) on its marketplace during the event, an increase of 27.7% compared to last year. According to China Internet Watch, the largest order volume on JD.com came from the province of Jiangsu, which is the province where the Issuer's Chinese headquarters are located. The Issuer put forth a considerable amount of effort during the month of April to prepare for this year's 618 event, working particularly hard with JD.com suppliers to ensure that they would have the financial resources they needed for the event, and the Issuer feels that those efforts paid off in a major way. The Issuer plans to publish the final results of the event on its operations within two to three business days of the filing of this monthly report.

The period also saw the Issuer complete the integration of its Lending Hub and Gold River platforms to the China UnionPay network. The Issuer is now able to process payments, settle transactions and transfer funds between lending institutions, banks and the businesses that are part of its Lending Hub ecosystem. Over 100 Lending Hub registered business clients opened virtual bank accounts within the Lending Hub ecosystem during the period and the Issuer officially launched its fund transfer and payment processing services with over 1,000 transactions processed during the month of June.

FORM 7 - MONTHLY PROGRESS REPORT

June 2021

2. Provide a general overview and discussion of the activities of management.

"PROSPECTUS", that was the singular focus of the Issuer's management during the period. More specifically, management spent the period ensuring that the Issuer would satisfy the last remaining elements to obtain the Quebec securities regulators' approval to file the final version of the Issuer's short-form prospectus, which would then allow the Issuer to close on its public offering of units of the Issuer to raise up to CAD$50M.

The Issuer received the sought-after approval from the Quebec securities regulators in the latter part of the period and the Issuer's management worked with Research Capital Corp., mandated as the agent for the Issuer's short-form prospectus public offering, to market the offering to potential investors.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

June 2021

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

The Issuer hired Mr. Martin Gallet to serve as Financial Controller at its head office in Montreal. Mr. Gallet will work closely with the Issuer's CFO on various files including to help with the financial reporting of the Issuer's subsidiaries and the implementation of internal control procedures.

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	1,510,000	Exercise of warrants for a net proceeds of $740,500.	Working Capital and investment in subsidiaries
Common shares	150,000	Exercise of stock options at a price of $0.50 per shares for a net proceeds of $75,000.	Working Capital

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

June 2021

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

June 2021

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: July 8, 2021

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer		YY/MM/D
	June 2021	2021/07/08
Peak Fintech Group Inc.
Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Montreal QC H3A 1B9	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
investors@peakfintechgroup.com	www.peakfintechgroup.com

FORM 7 - MONTHLY PROGRESS REPORT

June 2021